UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934.

Commission File Number 000-53804
Bluewave Group, Inc.
 (Exact name of registrant as specified in its charter)

1007 N. Federal Highway
Fort Lauderdale, Florida 33304
954-696-9253
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock and Preferred Stock
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	X
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 215

Pursuant to the requirements of the Securities Exchange Act of 1934  Bluewave Group, Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 1, 2012	Bluewave Group, Inc

		By:	/s/ Derek C. Jackson
Name: Derek C. Jackson
Title: President, and Principal Executive and Financial Officer